SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

Enzo Biochem, Inc.

(Name of Registrant as Specified In Its Charter)

Harbert Discovery Fund, LP
Harbert Discovery Co-Investment Fund I, LP
Harbert Discovery Fund GP, LLC

Harbert Discovery Co-Investment Fund I GP, LLC

Harbert Fund Advisors, Inc.

Harbert Management Corporation

Jack Bryant

Kenan Lucas

Raymond Harbert

Fabian Blank

Peter J. Clemens, IV

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2019

ENZO BIOCHEM, INC.

527 Madison Avenue

New York, New York 10022

__________________________

PROXY STATEMENT

OF

HARBERT DISCOVERY FUND, LP AND HARBERT DISCOVERY CO-INVESTMENT FUND I, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

This Proxy Statement and the enclosed BLUE proxy card are being furnished by Harbert Discovery Fund, LP, Harbert Discovery Co-Investment Fund I, LP and certain of their affiliates (as identified in Annex I, “Harbert Discovery”, “we”, “our” or “us”), and the nominees named in Proposal 1 (the “Nominees” and together with Harbert, the “Participants”) in connection with the solicitation of proxies from the shareholders of Enzo Biochem, Inc., a New York corporation (“Enzo” or the “Company”).

We believe that while Enzo has tremendous assets, it is deeply undervalued. In our view, this reality is the result of the Enzo management team’s persistent inability to execute on stated strategy, deliver value on the Company’s technology potential and prudently manage the cost structure of the business[1]. We believe the Nominees will bring much needed shareholder perspectives to the current board of directors of the Company (the “Board”). We are therefore seeking your support at the upcoming 2019 annual meeting of shareholders (the “Annual Meeting”), to be held on [          ], at [        ] unless adjourned or postponed to a later date, with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

This Proxy Statement and BLUE proxy card are first being mailed or given to the Company’s shareholders on or about [        ].

Proposal		Our Recommendation

1.	To elect Harbert Discovery’s slate of two director nominees — Fabian Blank and Peter J. Clemens, IV (each, a “Nominee” and collectively, the “Nominees”), to serve as Class II directors and to hold office for a term of three (3) years or until their successors have been duly elected and qualified	FOR each of the Nominees

2.	To approve, by a nonbinding advisory vote, the compensation of the Company’s Named Executive Officers	AGAINST

3.	To ratify the Company’s appointment of EisnerAmper LLP to serve as the Company’s independent registered public accounting firm for the Company’s fiscal year ending July 31, 2020	FOR

4.	To approve an amendment to the Company’s By-Laws to implement majority voting in uncontested director elections	FOR

5.	To transact any other business that may properly come before the meeting or any postponement or adjournment thereof.

_____________________________

[1] For a thorough analysis of the calculations underpinning our view, see our DFAN14A, filed with the SEC on September 17, 2019.

The Board is currently composed of five directors divided into three classes. The terms of two Class II directors will expire at the Annual Meeting and, according to the Company’s proxy statement for the Annual Meeting filed on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on [          ] (the “Company’s Proxy Statement”), there will be two directors elected at the Annual Meeting. Through this Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect the Nominees named herein to serve as directors, who if elected would only constitute a minority of the Board. The names, backgrounds and qualifications of the Company’s nominees and the directors who are continuing in office, and other information about them, can be found in the Company’s Proxy Statement. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as [December 3, 2019]. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were [        ] shares of common stock, par value $0.01 per share (“Common Stock”), outstanding according to the Company’s Proxy Statement. As of the close of business on [          ], the Participants beneficially owned [5,630,961] shares of Common Stock in the aggregate, as further described in Annex I.

We urge you to sign, date and return the BLUE proxy card “FOR” each of the Nominees to the Board, “AGAINST” Proposal 2 ,“FOR” Proposal 3, and “FOR” Proposal 4.

This proxy solicitation is being made by Harbert Discovery and the Nominees, and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page 12.

We urge you to promptly sign, date and return your BLUE proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, (“Okapi”), toll free at (888) 785-6707 or collect at (212) 297-0720.

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BACKGROUND OF THIS PROXY SOLICITATION

Harbert Discovery invested in Enzo because we believe its shares are undervalued and represent an attractive investment opportunity. We made our investment in the Company after several months of due diligence because, in spite of what we see as decades of poor oversight and mismanagement, Enzo has a collection of businesses and assets that we believe – with a sound growth strategy, more prudent expense structure, appropriate capital allocation and effective, independent oversight – could be worth significantly more than the value currently ascribed by the market.

On October 22, 2018, representatives of Harbert Discovery (the “Harbert Discovery Representatives”) called the Company’s President, Chief Financial Officer, Principal Accounting Officer and Director, Barry Weiner (“Mr. Weiner”) to discuss Enzo, the history of the Company and its outlook.

On November 15, 2018, the Harbert Discovery Representatives met with Mr. Weiner in the Company’s offices to discuss the Company and its strategy in more detail.

On December 18, 2018, the Harbert Discovery Representatives held a call with Mr. Weiner to discuss the first quarter 2019 results, the ampiprobe platform and the Company’s strategy.

On January 3, 2019, as part of an ongoing effort to remain engaged with the Company, the Harbert Discovery Representatives attended the Company’s 2018 annual meeting of shareholders.

On January 14, 2019, the Harbert Discovery Representatives toured the Company’s laboratory with James M. O’Brien, the Company’s Senior Vice President of Finance.

On March 27, 2019, the Harbert Discovery Representatives held a call with Mr. Weiner to discuss the 2019 second quarter results and the Company’s strategy moving forward.

On May 7, 2019, the Harbert Discovery Representatives met with the Company’s Chief Executive Officer and Chairman of the Board, Dr. Elazar Rabbani (“Dr. Rabbani”) and Mr. Weiner, at the Company’s office in New York to discuss the Company, its strategy and management’s plan to return the clinical labs segment to profitability.

On May 28, 2019, the Harbert Discovery Representatives had a telephone conversation with Mr. Weiner in which the Harbert Discovery Representatives requested (1) the replacement, prior to the Annual Meeting, of two of the Board’s current incumbent directors with the Nominees, Fabian Blank (“Mr. Blank”) and Peter J. Clemens, IV (“Mr. Clemens”); (2) the Company to take all necessary steps to declassify the Board at the Annual Meeting so that the Board would be elected annually, in line with best governance practices; and (3) a Board observer role for Kenan Lucas (“Mr. Lucas”), the Managing Director and Portfolio Manager of Harbert Discovery.

On June 13, 2019, the Harbert Discovery Representatives had a conversation with Mr. Weiner, during which Mr. Weiner replied to Harbert Discovery by stating that it was too early to have discussions regarding Enzo’s proxy statement and plans for the upcoming Annual Meeting. The Harbert Discovery Representatives reiterated that Harbert Discovery was looking for its requests made in the May 28, 2019 call to be effected collaboratively and prior to the issuance of the Company’s proxy statement.

On June 24, 2019, Mr. Lucas emailed Mr. Weiner and the Chairman of the Board’s Nominating and Corporate Governance Committee, Bruce Hanna (“Mr. Hanna”), requesting a call and restating the Harbert Discovery Representatives’ three requests in an attempt to work constructively with the Board to reach an amicable outcome.

On June 25, 2019, Mr. Hanna responded to Mr. Lucas’ June 24 email by expressing that a call should be held after July 4. On that same day, Mr. Lucas responded to Mr. Hanna and Mr. Weiner asking for a 30-minute conversation on June 26 or 27. Mr. Hanna responded that same day, again asking for the call to be after July 4. Mr. Lucas responded expressing frustration at the delay and reiterating that the Harbert Discovery Representatives preferred to have a call sooner and that waiting almost two weeks would not be conducive to working cooperatively.

On June 26, 2019, Mr. Lucas and Mr. Hanna set up a call for July 8 by email.

On July 8, 2019, Mr. Lucas had a telephone conversation with Mr. Hanna. Mr. Hanna said he would get back to Mr. Lucas in a day or two.

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On July 10, 2019, Mr. Lucas emailed Mr. Hanna as a follow up to the July 8 call to see if any progress had been made.  Mr. Hanna responded the same day noting that the Board had met to discuss the Harbert Discovery Representatives’ requests and that a written response was being prepared.

On July 12, 2019, Mr. Lucas emailed Mr. Hanna asking when the Harbert Discovery Representatives could expect to receive the Board’s written response. That same day Mr. Hanna emailed Mr. Lucas the Board’s response, which was in the form of an email from Mr. Hanna. In his email, Mr. Hanna conveyed that the Board would not agree to meet any of the Harbert Discovery Representatives’ requests.

On July 25, 2019, Mr. Lucas responded to Mr. Hanna’s July 12 email, copying Mr. Weiner. Mr. Lucas expressed disappointment in the Board’s rejection of the Harbert Discovery Representatives’ requests, but noted he was reaching out to the Company again in an attempt to open a constructive and cooperative dialogue in the hopes of reaching a mutually-agreeable solution that would benefit the Company and its shareholders. To that end, Mr. Lucas included the resumes of the Nominees.

On July 30, 2019, Mr. Hanna emailed Mr. Lucas stating that Mr. Hanna was in receipt of the resumes of the Nominees and that Mr. Hanna was having the resumes sent to the other members of the Board’s Nominating and Corporate Governance Committee as part of its due process. Mr. Lucas responded on the same day stating that Harbert Discovery was looking for meaningful and immediate change to the Board, not, what was in the Harbert Discovery Representatives’ view, a mechanical, half-hearted fulfillment of “due process” by the Board’s Nominating and Corporate Governance Committee in preparing the proxy statement for the next Annual Meeting.

After over a month of silence from the Company, on September 17, 2019, Harbert Discovery issued a public letter to the Company shareholders stating that it was nominating Mr. Clemens and Mr. Blank for election to the Board at the Company’s upcoming 2019 Annual Meeting of Shareholders. On that same day, Harbert Discovery delivered a notice of its intent to nominate the Nominees to the Company and launched a website, www.cureenzo.com, where shareholders could find out more information about the Nominees and Harbert Discovery’s campaign to unlock shareholder value.

On October 6, 2019, Mr. Blank emailed Mr. Weiner, and copied Mr. Clemens, offering to meet in person or by phone to establish a basis for a constructive dialogue.

On October 8, 2019, Dr. Rabbani emailed Mr. Clemens and Mr. Blank, and copied Mr. Weiner and the Company’s outside counsel. Dr. Rabbani stated that the Company would interview Mr. Clemens and Mr. Blank, and that the Company’s outside counsel would coordinate with Harbert Discovery regarding logistics and related paperwork.

On October 9, 2019, the Company’s outside counsel emailed Mr. Blank; Mr. Clemens; Mr. Lucas and Harbert Discovery’s outside counsel with a formal invitation for interviews and an extensive 63-page questionnaire for Mr. Blank and Mr. Clemens to fill out.

On October 10, 2019, Mr. Lucas emailed Dr. Rabbani and Mr. Weiner, seeking a business person to business person dialogue, with the Nominees being included in such dialogue, as the Harbert Discovery Representatives felt that cooperative engagement from the Company was needed in order to move forward and that Harbert Discovery and the Company should agree on a framework for an amicable settlement before getting bogged down in paperwork. Mr. Weiner neglected to respond to the request to begin such a dialogue.

On October 14, 2019, Dr. Rabbani’s assistant emailed Mr. Lucas, with a copy to Dr. Rabbani, offering to have preliminary interviews with the Board for Mr. Clemens and Mr. Blank, stating that the Board members’ calendars were being checked for availability, and stating that the 63-page questionnaires sent by the Company’s outside counsel on October 9 would need to be completed as part of any subsequent formal interview process. The email did not respond to Harbert Discovery’s request for a meeting amongst principals, which is perhaps the most fundamental step in reaching a negotiated settlement.

On October 16, 2019, Dr. Rabbani’s assistant emailed Mr. Lucas stating that the Board is willing to have preliminary in-person interviews with Mr. Blank and Mr. Clemens on November 4 or 5.

On October 18, 2019, Mr. Clemens placed a call to Mr. Weiner to make a further attempt at establishing a constructive dialogue, but was unable to reach Mr. Weiner and had to leave his contact information with Mr. Weiner’s assistant. Mr. Weiner to date has not returned the call.

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On November 14, 2019, Mr. Lucas again emailed Dr. Rabbani seeking a dialogue between the businesspeople in an attempt to avoid a proxy fight. In the email, Mr. Lucas requested a response within 24 hours. On November 15, 2019, after not receiving a response from Dr. Rabbani, Harbert Discovery filed its preliminary proxy statement. Following such filing and over 24 hours after Mr. Lucas requested a response, Dr. Rabbani responded and requested Mr. Lucas to provide his availability. Mr. Lucas provided his availability on November 21 and November 22, but never received a response from Dr. Rabbani.

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PROPOSAL 1: ELECTION OF DIRECTORS

According to public information, the Board currently consists of five directors divided into three classes. The terms of two Class II directors expire at the Annual Meeting and, based on the Company’s Proxy Statement, we expect there will be two directors elected at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominees, each of whom is independent of the Company. Even if all of the Nominees are elected, the Nominees will represent a minority of the members of the Board, and therefore there can be no assurance that they can implement the actions that they believe are necessary to enhance shareholder value.

If successful in our proxy solicitation, the Board will be composed of our Nominees — Fabian Blank and Peter J. Clemens, IV—and incumbent directors Gregory M. Bortz, Dov Perlysky and Elazar Rabbani. If elected, each of the Nominees will serve three-year terms until the 2022 annual meeting of shareholders and until their successors have been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board.

Shareholders who return the BLUE proxy card will only be able to vote for the Nominees listed on the card. You can only vote for the Company’s director nominees by signing and returning the white proxy card provided by the Company, by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting or by voting via the Internet or toll-free telephone number provided in the Company’s Proxy Statement. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Company’s director nominees.

Nominees:

FABIAN BLANK
Age; Address	45; Roemerstrasse 6, 56864 Bad Bertrich, Germany
Occupation	Strategic Advisor and Private Investor
Experience

Mr. Fabian Blank is a senior management advisor and private investor, engaged with a wide range of companies in the healthcare sector. Since 2016, he has been providing capital and expertise on healthcare and digital health through Senthera Capital UG. He provides strategic advisory services for healthcare companies both in the broader healthcare industry (clients in healthcare services, insurance and pharma), as well as institutional investors (working with venture capital and private equity investors focused on healthcare). Through the same entity, Mr. Blank makes private capital investments in early stage digital health startups in targeted verticals (including cardiology, mental health, orthopedics or care). In parallel, Mr. Blank has founded and financed Vivira Health Lab, Inc., an SaaS digital health services startup, which he has been closely supporting on strategic matters, fundraising, and operational go-to-market topics. Since 2015, Mr. Blank has been an independent advisor to executives and management teams in the healthcare, healthTech and medical sectors, typically involved in either strategic discussions or buy-side transactions. Previously, Mr. Blank was the Chief Executive Officer and Co-Owner of Meduna Klinik Group, a family-owned healthcare services group focused on post-operative inpatient treatments in orthopedics and cardiology from 2013 to 2016, when he sold the group to a private equity buyer. Previously, Mr. Blank was a Partner at McKinsey & Company, Inc. where he focused on growth topics in both the technology/ telecoms and healthcare sectors. His healthcare sector clients included hospitals, medical centers, rehab clinics and other medical care providers. His total tenure at McKinsey lasted 13 years, from 2000 to 2013.

Mr. Blank has been serving as Independent Non-Executive Director of Georgia Healthcare Group PLC, the largest, integrated healthcare services, pharmacy and medical insurance provider in Georgia (Eurasia), since 2018. He has been appointed as a member to each of the Clinical Quality and Safety Committee and the Nomination Committee. Mr. Fabian has also been serving as an advisory board member to GYANT.COM, Inc., a platform that uses artificial intelligence in tandem with medical experts to improve the diagnosis and treatment of non-urgent conditions, since 2019, and as the chairman of Recover Health Ltd., a startup developing a digital platform to aid in the recovery process of stroke survivors, since 2018.

Mr. Blank received a “pre-diploma” degree in business management from Germany’s University of Trier in 1996, spent a year as an exchange student at the Boston University School of Management from 1996 to 1997, spent an MBA exchange semester at Spain’s Escuela Superior de Administración y Dirección de Empresas in 1999 and graduated with a graduate degree in business management from Germany’s Leipzig Graduate School of Management in 1999.

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Skills & Qualifications

Mr. Blank’s qualifications to serve as a director include his extensive experience and expertise across all sectors of the healthcare industry, his business and investment background and his roles advising healthcare executives and boards around the world.

PETER J. CLEMENS, IV
Age; Address	54; 2383 N Berry’s Chapel Rd, Franklin TN 37069
Occupation	[Retired]
Experience

Mr. Peter J. Clemens, IV is an executive with a variety of experiences in the healthcare sector. Mr. Clemens previously served as Executive Vice President and Chief Financial Officer of Surgical Care Affiliates from 2011 to 2015, a large healthcare services company that partnered with physicians, health systems and health plans to develop and operate approximately 200 surgical facilities around the country. During his time at Surgical Care Affiliates, Mr. Clemens worked closely with the company’s executive team to evaluate, finance and execute the company’s acquisition and business strategy, largely consisting of acquiring and operating interests in surgery centers. He also prepared the company for an initial public offering and took the company public in 2013. The company was later sold to Optum Health.

Before joining Surgical Care Affiliates, from 1995 to 2010 Mr. Clemens served in various roles at Caremark Rx, Inc., a Fortune 60 company before its merger with CVS in 2007. Mr. Clemens most recently served as Executive Vice President and Chief Financial Officer at this company which went through a large transformation from a physician practice company to a pharmacy services organization during his tenure. After the CVS merger, Mr. Clemens served as the Executive Vice President and Chief Financial Officer of the Pharmacy Services Division of CVS Caremark, a $50 billion division of the Fortune 20 company and the largest integrated pharmacy healthcare provider in the United States, with total revenues of ~$100 Billion. Mr. Clemens served as Executive Vice President and Chief Financial Officer from June 2005 until 2010, Senior Vice President of Finance and Treasurer from 1998 until 2005 and Vice President of Finance and Treasurer from 1995 until 1998 while working for these organizations. During his time at CVS Health Corporation and Caremark RX, Mr. Clemens managed a finance group consisting of over 700 individuals and worked closely with the Chief Executive Officer and Chief Operating Officer and other operational leaders to evaluate and execute business strategy for the companies. Prior to joining CVS Health Corporation and Caremark Rx, Inc., Mr. Clemens worked in corporate banking at Wachovia Bank from 1991 until 1995 and Regions Bank from 1987 until 1989.

Mr. Clemens has served as a director of Vituro Health, a privately owned healthcare services company serving men with prostate cancer using High Intensity Focused Ultrasound (HIFU), a non-invasive procedure that ablates cancer, since 2016. Mr. Clemens also previously served as a director of DSI Renal, Inc., a privately owned healthcare services company in the dialysis space that was sold to Fresenius.

Mr. Clemens received an M.B.A. from the Owen Graduate School of Management at Vanderbilt University, with concentrations in Finance and Accounting in 1991. Mr. Clemens also received a B.S. in Mathematics from Samford University in 1987.

Skills & Qualifications	Mr. Clemens’ qualifications to serve as a director include his experience as an executive in the healthcare industry, his role as a senior advisor and strategist to healthcare professionals across a plethora of medical industries and his extensive background in and knowledge of healthcare finance.

We urge shareholders to vote FOR each of the Nominees on the BLUE proxy card.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines as published on the Corporation’s website as of the date of this Proxy Statement; (ii) Section 303A of the New York Stock Exchange’s Listed Company Rules (the “NYSE Rules”); and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

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We refer shareholders to the Company’s Proxy Statement for the biographies and other important information regarding the members of the Board in the classes of directors that are not up for election at the Annual Meeting.

Each of the Nominees have entered into nominee agreements pursuant to which Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP have agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. The Nominees will not receive any compensation from Harbert Discovery or its affiliates for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this proxy statement and has confirmed his or her willingness to serve on the Board if elected. Harbert Discovery does not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the BLUE proxy card will be voted for a substitute candidate selected by Harbert Discovery. If Harbert Discovery determines to add or substitute nominees, whether because the Company expands the size of the Board or increases the number of directors at the Annual Meeting subsequent to the date of this Proxy Statement or for any other reason, it will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and includes biographical and other information about such nominees required by the rules of the SEC.

Vote Required.

According to the Company’s Proxy Statement, directors shall be elected by a plurality of the votes cast, meaning the two director nominees who receive the highest number of shares voted “FOR” their election will be elected to the Board. Abstentions will have no effect on the outcome of Proposal 1. Broker non-votes will have no effect on Proposal 1 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We urge you to sign and return our BLUE proxy card. If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, (“Okapi”), toll free at (888) 785-6707 or collect at (212) 297-0720.

We Recommend a Vote FOR each of the Nominees on the BLUE proxy card.

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PROPOSAL 2: ADVISORY VOTE ON THE COMPANY’S NAMED EXECUTIVE OFFICER COMPENSATION

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company’s Named Executive Officers (“NEOs”). While this vote is advisory in nature, the Company’s Proxy Statement states that the Board “value[s] the opinion of our stockholders and the Board and the Compensation Committee will review the voting results and will take into account the outcome of the vote when considering future compensation decisions for the Named Executive Officers.”

According to the Company’s Proxy Statement, the Company will request a non-binding, advisory vote on a resolution substantially in the following form:

“RESOLVED, that the Company’s stockholders approve, on a nonbinding advisory basis, the compensation paid to the Company’s Named Executive Officers, as disclosed in the Company’s Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation table and the related compensation tables and narrative discussion.”

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

According to the Company’s Proxy Statement, the shareholder vote on this Proposal 2 is advisory, which means that it is not binding on the Company, the Board or the Compensation Committee of the Board.

We recommend voting AGAINST Proposal 2 because we do not believe the Company’s compensation practices are currently construed in the best interest of the Company and its shareholders. In fiscal year 2019, the Company’s NEOs received compensation of $4,630,851. Yet, during the fiscal year, the Company’s stock was down more than 11.5% while its adjusted EBITDA declined more than $15.3 million from the previous year.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 2. Broker non-votes will have no effect on Proposal 2 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote AGAINST Proposal 2 on the BLUE proxy card.

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PROPOSAL 3: RATIFICATION OF THE COMPANY’S SELECTION OF INDEPENDENT PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Board has determined that it is desirable to request the approval of the appointment of its independent registered public accounting firm by the shareholders of the Company. The Company’s Proxy Statement indicates that the Audit Committee of the Board has appointed EisnerAmper LLP (“EisnerAmper”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending, July 31, 2020. EisnerAmper has audited the financial statements of the Company since 2013.

The Company’s Proxy Statement states that if shareholders do not ratify the appointment, the Audit Committee will consider the adverse vote as an indication that it should consider selecting another independent registered public accounting firm for the following fiscal year but it is not required to do so. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the Company’s best interest.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote FOR Proposal 3 on the BLUE proxy card.

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PROPOSAL 4: APPROVAL OF THE AMENDMENT TO THE BY-LAWS TO IMPLEMENT MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a vote on an amendment to the Company Bylaws. The Company’s Proxy Statement states that the proposed Bylaw amendment (the “Amendment”) will change the voting standard in uncontested elections from a plurality standard to a majority standard. Under the majority standard, for a nominee to be elected to the Board in an “uncontested election,” the number of votes cast “FOR” the nominee’s election must exceed the number of votes cast “AGAINST” their election. Abstentions would not be considered votes cast “FOR” or “AGAINST” a nominee.

Implementation of a majority voting standard requires an amendment to the By-Laws. This amendment consists of amending Article 1, Section 9 of the By-Laws, which refers to voting standards, as follows:

Section 9. Voting. Except as otherwise provided by statute, the Certificate of Incorporation, or any certificate duly filed in the office of the Department of State of the State of incorporation, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the shareholders to one vote for every share of such stock standing in his name on the record of shareholders of the Corporation on the date fixed by the Board as the record date for the determination of the shareholders who shall be entitled to notice of and to vote at such meeting; or if such record date shall not have been so fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; or each shareholder entitled to vote at any meeting of the shareholders may authorize another person or persons to act for him by a proxy signed by such shareholder or his attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such proxies. No proxy shall be valid after the expiration of three years from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is permitted by law. Except as otherwise provided by statute, these By-Laws, or the Certificate of Incorporation, any corporate action to be taken by vote of the shareholders shall be authorized by a majority of the total votes, or when shareholders are required to vote by class by a majority of the votes of the appropriate class, cast at a meeting of shareholders by the holders of shares present in person or represented by proxy and entitled to vote on such action. Each director of the Corporation to be elected by shareholders shall be elected by the vote of a majority of the votes cast with respect to such director by the shares present in person or represented by proxy and entitled to vote on the election of directors at any meeting of shareholders duly called for that purpose at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast in a contested election. An election shall be considered contested if, as of the date that this 10 days prior to the filing of the definitive proxy materials for such election, the number of nominees for election as a member of the Board exceeds the number of directors to be elected. A “majority of votes cast” means that the number of shares voted “for” a nominee for election as a member of the Board exceeds the number of shares voted “against” the election of such nominee. Abstentions and broker non-votes shall not constitute votes “for” or “against”. Any incumbent director nominee who fails to receive a majority of the votes cast in an election that is not a contested election shall promptly tender his or her resignation to the Board with such resignation expressly stating that it is contingent upon the acceptance of the resignation by the Board in accordance with this Section 9. The Nominating/Governance Committee of the Board, or such other committee designated by the Board pursuant to these By-Laws, shall recommend to the Board whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the resignation, taking into account the Nominating/Governance Committee’s recommendation, and publicly disclose on a Form 8-K its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within ninety (90) days following certification of the election results. The Nominating/Governance Committee in making its recommendation, and the Board in making its decision, each may consider any factors and other information that they consider appropriate and relevant. The director who has tendered their resignation pursuant to this Section 9 shall not participate in the Nominating/Governance Committee’s or the Board’s deliberations or decision with respect to the tendered resignation. If the board of directors accepts a director’s resignation pursuant to this Section 9, then the Board may fill the resulting vacancy pursuant to these By-Laws and the Certificate of Incorporation. Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by written ballot. On a vote by written ballot each, ballot shall be signed by the shareholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

We recommend voting FOR Proposal 4.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 4 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 4. Broker non-votes will have no effect on Proposal 4 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote FOR Proposal 4 on the BLUE proxy card.
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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date, [December 3, 2019], are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights). According to the Company’s Proxy Statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of the Nominees. Please follow the instructions to vote provided on the enclosed BLUE proxy card. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to info@okapipartners.com or mailing them to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “FOR” each of the Nominees listed in Proposal 1, “AGAINST” Proposal 2, “FOR” Proposal 3 and, “FOR” Proposal 4 set forth in this Proxy Statement.

How should I vote on each proposal?

Harbert Discovery recommends that you vote your shares on the BLUE proxy card as follows:

“FOR” each of the Nominees standing for election to the Board named in this Proxy Statement (Proposal 1);

“AGAINST” the advisory proposal to approve the compensation of the Company’s named executive officers (Proposal 2);

“FOR” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 3); and

“FOR” the approval of the amendment to the by-laws to implement majority voting in uncontested director elections (Proposal 4).

How many shares must be present to hold the Annual Meeting?

Under the Bylaws, the holders of a majority of the votes of the shares of stock of the Corporation issued and outstanding and entitled to vote must be present in person or by proxy to constitute a quorum for the transaction of any business at the Annual Meeting. According to the Company’s Proxy Statement, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

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What vote is needed to approve each proposal?

Proposal 1 – Election of Directors. According to the Company’s Proxy Statement, directors shall be elected by a plurality of the votes cast, meaning the two director nominees who receive the highest number of shares voted “FOR” their election will be elected to the Board. Abstentions will have no effect on the outcome of Proposal 1. Broker non-votes will have no effect on Proposal 1 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

THE ONLY WAY TO SUPPORT ALL OF THE HARBERT DISCOVERY NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR” EACH OF THE NOMINEES ON THE BLUE PROXY CARD. PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “ABSTAIN” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE BLUE PROXY CARD.

Proposal 2. According to the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 2. Broker non-votes will have no effect on Proposal 2 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

Proposal 3. According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

Proposal 4. According the Company’s Proxy Statement, the approval of Proposal 4 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 4. Broker non-votes will have no effect on Proposal 4 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

What are “broker non-votes” and what effect do they have on the proposals?

Generally, broker non-votes occur when shares held by a broker bank, or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. Under the rules and interpretations of the New York Stock Exchange, there are no “routine” proposals in a contested proxy solicitation. Because Harbert Discovery has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting.

Broker non-votes, if any, with respect to the proposals set forth in this Proxy Statement will not count as votes cast, present and entitled to vote and therefore will not be counted in determining the outcome of any of Proposals 1, 2, 3 and 4.

What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from Enzo, including an opposition proxy statement and white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its proxy card or voting “ABSTAIN” is not the same as voting for the Nominees because a vote withheld or abstained for any of the Company’s nominees will not count as a vote “FOR” the Harbert Discovery Nominees. If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, toll free at (888) 785-6707 or collect at (212) 297-0720.

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Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed BLUE proxy card (the latest dated proxy is the only one that counts);

•	delivering a written revocation or a later dated proxy for the Annual Meeting to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036 or to the secretary of the Company; or

•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact Okapi toll free at (888) 785-6707 or collect at (212) 297-0720.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by Harbert Discovery and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Harbert Discovery will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Harbert Discovery has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Harbert Discovery will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Harbert Discovery will also participate in the solicitation of proxies in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Harbert Discovery has retained Okapi to provide solicitation and advisory services in connection with this solicitation. Okapi will be paid a fee not to exceed $75,000 based upon the campaign services provided. In addition, Harbert Discovery will reimburse Okapi for its reasonable out-of-pocket expenses and will indemnify Okapi against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Okapi will employ up to 45 persons to solicit the Company’s shareholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Harbert Discovery. Costs of this proxy solicitation are currently estimated to be approximately $1,500,000. We estimate that through the date hereof, Harbert Discovery’s expenses in connection with the proxy solicitation are approximately $500,000. If successful, Harbert Discovery may seek reimbursement of these costs from the Company. In the event that it decides to seek reimbursement of its expenses, Harbert Discovery does not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of two of the Nominees, if both are elected, and three of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the company may be householding our proxy materials.

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A single copy of this Proxy Statement (and of the Company’s Proxy Statement and annual report) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to the Secretary of the Company at 527 Madison Avenue, New York, New York 10022. Shareholders who currently receive multiple copies of this proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

Where can I find additional information concerning Enzo?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this proxy statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2020 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This proxy statement will be available on the internet, free of charge, at http://www.cureenzo.com.

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CONCLUSION

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.

Thank you for your support,

Harbert Discovery Fund, LP

Harbert Discovery Fund GP, LLC

Harbert Discovery Co-Investment Fund I, LP

Harbert Discovery Co-Investment Fund I GP, LLC

Harbert Fund Advisors, Inc.

Harbert Management Corporation

Jack Bryant

Kenan Lucas

Raymond Harbert

Fabian Blank

Peter J. Clemens, IV

[  ], 2019

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ANNEX I: INFORMATION ON THE PARTICIPANTS

This proxy solicitation is being made by Harbert Discovery Fund, LP (“Harbert Discovery”), Harbert Discovery Fund GP, LLC (“Harbert Discovery GP”), Harbert Discovery Co-Investment Fund I, LP (“Harbert Discovery Co-Investment” and together with Harbert Discovery, the “Discovery Funds”), Harbert Discovery Co-Investment Fund I GP, LLC (“Harbert Discovery Co-Investment GP”), Harbert Fund Advisors, Inc. (“HFA”), Harbert Management Corporation (“HMC”), Jack Bryant (“Mr. Bryant”), Raymond Harbert (“Mr. Harbert”) and Kenan Lucas (“Mr. Lucas” and together with Harbert Discovery, Harbert Discovery GP, Harbert Discovery Co-Investment, Harbert Discovery Co-Investment GP, HFA, HMC and Messrs. Bryant and Harbert, the “Harbert Discovery Parties”) and the Nominees.

As of the close of business on [          , 2019, the Participants may be deemed to beneficially own, in the aggregate, 5,630,961 shares of Common Stock, representing approximately [11.8]% of the Company’s outstanding shares of Common Stock. The percentages contained herein are based upon [47,556,807] shares of Common Stock outstanding as of the Record Date, as reported in Company’s Proxy Statement filed with the SEC on [         ], 2019.

Of the 5,630,961 shares of Common Stock beneficially owned in the aggregate by the Participants: (a) 1,915,027 shares of Common Stock are held by Harbert Discovery, including 1,000 shares of Common Stock held in record name; (b) 1,915,027 shares of Common Stock may be deemed to be beneficially owned by Harbert Discovery GP by virtue of it being the general partner of Harbert Discovery; (c) 3,705,654 shares of Common Stock are held by Harbert Discovery Co-Investment, including 1,000 shares of Common Stock held in record name; (d) 3,705,654 shares of Common Stock may be deemed to be beneficially owned by Harbert Discovery Co-Investment GP by virtue of it being the general partner of Harbert Discovery Co-Investment; (e) 5,620,681 shares of Common Stock (including the 2,000 shares of Common Stock held by the Discovery Funds in record name) may be deemed to be beneficially owned by HFA, HMC, Harbert Discovery GP and Harbert Discovery Co-Investment GP by virtue of their relationships to the Discovery Funds and certain affiliated funds and entities; (f) 5,620,681 shares of Common Stock may be deemed to be beneficially owned by each of Messrs. Bryant, Harbert and Lucas by virtue of their control of each of Harbert Discovery GP and Harbert Discovery Co-Investment GP, the general partners of the Discovery Funds; and (g) 10,280 shares of Common Stock may be deemed to be beneficially owned by Mr. Blank.

Each of the Harbert Discovery Parties expressly disclaims beneficial ownership of the shares of Common Stock held by Mr. Blank and Mr. Blank expressly disclaims beneficial ownership of the shares of Common Stock held by each of the Harbert Discovery Parties.

The principal address of Harbert Discovery is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The principal address of Mr. Blank is Roemerstrasse 6, 56864 Bad Bertrich, Germany.

The principal business of (i) each of Harbert Discovery and Harbert Discovery Co-Investment is to serve as a private investment fund (ii) Harbert Discovery GP, Harbert Discovery Co-Investment GP, HMC, HFA and Messrs. Lucas, Bryant, and Harbert is investment management and (iii) Mr. Blank is private investing and investment management advising.

The principal business addresses, along with the principal occupation, of each of the Nominees is disclosed in the section titled “PROPOSAL 1: ELECTION OF DIRECTORS” beginning on page [•].

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly,

17

any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

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Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Harbert Discovery Fund, LP

Date	Common Stock Acquired (Disposed)
12/4/2018	58,349
12/6/2018	50,412
12/7/2018	92,817
12/10/2018	13,780
12/11/2018	118,745
12/12/2018	97,579
12/13/2018	178,715
12/14/2018	100,000
12/17/2018	63,876
12/18/2018	183,223
12/19/2018	152,100
12/20/2018	90,917
12/21/2018	92,800
12/24/2018	65,00
12/26/2018	115,671
12/27/2018	28,450
12/28/2018	50,000
12/31/2018	52,393
7/23/2019	277,700
8/16/2019	22,800
8/20/2019	9,700

Harbert Discovery Co-Investment Fund I, LP

Date	Common Stock Acquired (Disposed)
3/19/2019	88,516
3/20/2019	37,888
3/21/2019	24,894
3/22/2019	83,525
3/25/2019	64,538
3/26/2019	150,000
3/27/2019	203,300
3/28/2019	13,269
3/29/2019	762,711
4/1/2019	117,253
4/2/2019	42,112
4/3/2019	35,310
4/4/2019	8,859
4/8/2019	30,599
4/9/2019	102,600
4/10/2019	38,051
4/11/2019	58,500
4/12/2019	24,190
4/15/2019	115,800
4/17/2019	53,800
4/18/2019	77,955
4/22/2019	30,258
4/23/2019	65,052
4/24/2019	22,057
4/25/2019	28,622
4/26/2019	77,886
4/29/2019	24,871
4/30/2019	56,112
5/1/2019	12,800
5/2/2019	36,122
5/3/2019	14,526
5/6/2019	12,973
5/7/2019	68,937
5/8/2019	6,200
5/9/2019	13,690
5/10/2019	5,190
5/13/2019	40,204
5/14/2019	25,149
5/15/2019	22,009
5/16/2019	335,046
5/17/2019	16,886
5/20/2019	414,132
5/28/2019	63,677
5/29/2019	19,050
5/30/2019	19,391
7/22/2019	9,644
7/23/2019	131,500

Mr. Blank

Date	Common Stock Acquired (Disposed)
1/18/2019	2,780
2/5/2019	2,500
2/12/2019	2,500
3/12/2019	2,500

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IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR” each of the Nominees by taking three steps:

● SIGNING the enclosed BLUE proxy card,

● DATING the enclosed BLUE proxy card, and

●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed BLUE voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

After signing the enclosed BLUE proxy card, DO NOT SIGN OR RETURN ENZO’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a white proxy card to Enzo, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Enzo by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the 2019 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2019 Annual Meeting to Okapi or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact our proxy solicitor:

Okapi Partners LLC

1212 Avenue of the Americas

New York, New York 10036

Banks and Brokers Call Collect: (212) 297-0720

All Others Call Toll-Free: (888) 785-6707

[Form of BLUE Proxy Card]

PRELIMINARY COPY SUBJECT TO COMPLETION

ENZO BIOCHEM, INC.

Proxy Card for 2019 Annual Meeting of Shareholders

Scheduled for [ ] (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY HARBERT DISCOVERY FUND, LP AND HARBERT DISCOVERY CO-INVESTMENT FUND I, LP AND CERTAIN OF THEIR AFFILIATES (“HARBERT DISCOVERY”, “WE” OR “US”) AND THE INDIVIDUALS NAMED IN PROPOSAL 1 (THE “NOMINEES”)

THIS BOARD OF DIRECTORS OF ENZO BIOCHEM, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints Kenan Lucas, Kevin McGovern, Bruce H. Goldfarb and Eleazer Klein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Enzo Biochem, Inc., a New York corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be held on [          ] at [       ], including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Harbert Discovery a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR” each of the nominees listed in Proposal 1, “AGAINST” Proposal 2, “FOR” Proposal 3, and “FOR” Proposal 4. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters. No assurance can be given that the Company’s nominees will serve if elected with any of the Nominees.

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INSTRUCTIONS: OUR VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT. OVER THE BOXES (FILL IN VOTING BOXES “©“ IN BLACK OR BLUE INK)

We recommend that you vote “FOR EACH” of the Nominees below:

Proposal 1 – Election of the two individuals nominated by Harbert Discovery to serve as directors.

Nominees:	FOR.	WITHHOLD
a. Fabian Blank b. Peter J. Clemens, IV	❑ ❑	❑ ❑

We recommend that you vote “AGAINST” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – Company proposal to vote to approve, by a nonbinding advisory vote, the compensation of the Company’s Named Executive Officers.	❑	❑	❑

We recommend that you vote “FOR” Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – Company proposal to ratify the Company’s appointment of EisnerAmper LLP to serve as the Company’s independent registered public accounting firm for the Company’s fiscal year ending July 31, 2020.	❑	❑	❑

We recommend that you vote “FOR” Proposal 4:

	FOR	AGAINST	ABSTAIN
Proposal 4 – Company proposal to amend the by-laws to implement majority voting in uncontested director elections.	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.